

May 5, 2014

<u>Via E-mail</u>
John C. Hadjipateras
President and Chief Executive Officer
Dorian LPG Ltd.
c/o Dorian LPG (USA) LLC
27 Signal Road
Stamford, CT 06902

> **Re:** **Dorian LPG Ltd.**
> **Amendment No. 1 to Registration Statement on Form F-4**
> **Filed April 29, 2014**
> **File No. 333-194598**

Dear Mr. Hadjipateras:

We have reviewed your responses to the comments in our letter dated March 27, 2014 and have the following additional comments. All page numbers below correspond to the marked version of your amended filing.

<u>General</u>

1. We continue to note that you have outstanding comments related to your registration statement on Form F-1 (File No. 333-194434) initially filed on March 7, 2014. Please note that all comments on the referenced Form F-1 and any subsequent amendments thereto will need to be fully resolved and, to the extent applicable, this Form F-4 will need to be revised to address such comments before we act on a request for acceleration of the effectiveness of this Form F-4.

<u>Exhibit 8.1</u>

2. We note that counsel has provided a short-form tax opinion. We also note counsel's statement in the fourth paragraph that "[counsel] hereby confirm[s] that the opinions of Seward & Kissel LLP with respect to United States federal income tax matters and Marshall Islands tax matters expressed in the Registration Statement under the captions… accurately state [its] views as to the tax matters discussed therein." Please have counsel revise Exhibit 8.1 to state clearly in its short-form tax opinion that the disclosures in the referenced sections of the prospectus are counsel's opinion. The short-form tax opinion and the tax disclosures in the prospectus both must state clearly that the disclosures in the tax consequences sections of the prospectus are the opinion of counsel. For guidance,

refer to Section III.B.2 of Staff Legal Bulletin No. 19. In this regard, please also revise the Marshall Islands Tax Considerations and U.S. Federal Income Tax Considerations sections on page 147 to state clearly that the tax consequences discussed in each section are counsel's opinion.

You may contact Claire Erlanger at (202) 551-3301 or Linda Cvrkel, Accounting Branch Chief, at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680, Alexandra M. Ledbetter, Office of Mergers and Acquisitions, at (202) 551-3317, or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Via E-mail
        Gary J. Wolfe, Esq.
        Seward & Kissel LLP